Exhibit 99.2

Genius Sports Increases First Quarter Group Revenue and Group Adj. EBITDA by 20% and 188%, Respectively, and Maintains 2025 Outlook for 21% Group Revenue Growth and 20% Group Adj. EBITDA Margin

•
Group Revenue of $144m, representing 20% growth year-over-year
•
Group Net Loss significantly reduced to ($8m) whilst Group Adj. EBITDA nearly tripled year-over-year to $20m
•
Group Revenue growth contributed to Group Adj. EBITDA at a 53% incremental margin
•
Group Adj. EBITDA margin expanded by 800 basis points year-over-year to 13.7%
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Genius Sports' Board of Directors authorized a share repurchase program of up to $100m, given the confidence in the long-term profitability and cash flow outlook

LONDON & NEW YORK, May 6, 2025 – Genius Sports Limited (NYSE:GENI) (“Genius Sports,” "Genius" or the “Group”), the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media, today announced financial results for its fiscal first quarter ended March 31, 2025.

“This quarter demonstrates the strong execution of our strategic objectives, as we continue our technology distribution, product innovation, and commercial momentum,” said Mark Locke, Genius Sports Co-Founder and CEO. “Our largely fixed cost base, coupled with several durable growth drivers, reinforces our confidence in delivering sustainable growth, profitability, and cash flow in 2025 and beyond.”

$ in thousands	Q125	Q124%
Group Revenue	143,991	119,718	20.3%
Betting Technology, Content & Services	106,543	73,897	44.2%
Media Technology, Content & Services	25,893	35,475	(27.0%)
Sports Technology & Services	11,555	10,346	11.7%
Group Net Loss	(8,198)	(25,541)	67.9%
Group Adjusted EBITDA	19,775	6,878	187.5%
Group Adjusted EBITDA Margin	13.7%	5.7%	800	bps

Q1 2025 Financial Highlights

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Group Revenue: Group revenue increased 20% year-over-year to $144.0 million.
o
Betting Technology, Content & Services: Revenue increased 44% year-over-year to $106.5 million, driven primarily by growth in business with existing customers as a result of price increases on contract renewals and renegotiations.
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Media Technology, Content & Services: Revenue decreased 27% year-over-year to $25.9 million, driven by lower programmatic and social advertising services compared to the first quarter ended March 31, 2024.
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Sports Technology & Services: Revenue increased 12% year-over-year to $11.6 million primarily driven by an increase in sales of products built on GeniusIQ technology.
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Group Net Loss: Group net loss was ($8.2 million) in the first quarter ended March 31, 2025, representing a $17.3 million improvement compared to the ($25.5 million) loss in the first quarter ended March 31, 2024.
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Group Adjusted EBITDA: Group Adjusted (non-GAAP) EBITDA was $19.8 million in the quarter, representing a 188% increase compared to the $6.9 million reported in the first quarter ended March 31, 2024 and 800 basis points of margin expansion.

Q1 2025 Business Highlights

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Announced new FANHub partnership with Deep Blue Sports + Entertainment, allowing brands to reach and engage women’s sports fans
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Launched data-driven broadcast mode, Data Zone, for Ligue 1 McDonald's
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After the reporting period:
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Genius Sports confirmed as the exclusive provider of official NCAA data to licensed sportsbooks for March Madness and all post-season tournaments through 2032
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Launched BetVision for Soccer to transform live betting and fan engagement for the world's most popular sporting events
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Premier League introduced semi-automated offside technology after non-live testing and live operation in FA Cup
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FANHub to promote the 2025 Indianapolis 500, following renewed partnership with EchoPoint Media
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Unveiled 3D immersive analysis technology with Performance Studio update, transforming player analysis and development

Financial Outlook

Genius Sports expects to generate Group Revenue of approximately $620 million and Group Adjusted EBITDA of approximately $125 million in 2025. This implies year-over-year Group Revenue and Adj. EBITDA growth of 21% and 46%, respectively. Genius Sports also expects to increase its positive annual cash flow in the full year of 2025.

Share Repurchase Program

The Board of Directors has approved a share repurchase program to repurchase up to $100 million of ordinary shares of Genius Sports, given the strong business performance and confidence in the long-term profitability and cash flow outlook.

The timing and actual number of shares repurchased depends on a variety of factors, including price, general business and market conditions, and alternative investment opportunities, and is subject to the resolution of the shareholders adopted at our Annual General Meeting on December 12, 2024 regarding the conditions for share repurchases and any subsequent shareholder resolutions regarding Genius Sports’ repurchase of its shares. The share repurchase program does not obligate Genius Sports to acquire any particular amount of ordinary shares, and the share repurchase program may be suspended or discontinued at any time at Genius Sports’ discretion. Genius Sports expects to use current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program.

Financial Statements & Reconciliation Tables

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended March 31,
	2025	2024
Revenue	$143,991	$119,718
Cost of revenue	108,789	106,911
Gross profit	35,202	12,807
Operating expenses:
Sales and marketing	11,413	8,415
Research and development	8,946	6,621
General and administrative	34,535	21,585
Transaction expenses	732	464
Total operating expenses	55,626	37,085
Loss from operations	(20,424)	(24,278)
Interest income, net	437	666
Loss on disposal of assets	(12)	(7)
Gain (loss) on foreign currency	12,249	(1,087)
Total other income (expense)	12,674	(428)
Loss before income taxes	(7,750)	(24,706)
Income tax expense	(542)	(1,100)
Gain from equity method investment	94	265
Net loss	$(8,198)	$(25,541)
Loss per share attributable to common stockholders:
Basic and diluted	$(0.03)	$(0.11)
Weighted average common stock outstanding:
Basic and diluted	248,432,320	229,326,772

Genius Sports Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	(Unaudited)
	March 31,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$209,823	$110,213
Restricted cash, current	25,839	25,026
Accounts receivable, net	81,594	85,491
Contract assets	31,647	30,632
Prepaid expenses	37,331	27,333
Other current assets	10,360	9,902
Total current assets	396,594	288,597
Property and equipment, net	20,214	19,016
Intangible assets, net	115,316	115,539
Operating lease right-of-use assets	14,389	7,488
Goodwill	326,011	326,011
Deferred tax asset	1,244	1,192
Investments	29,313	31,717
Other assets	3,607	2,706
Total assets	$906,688	$792,266
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$39,962	$36,661
Accrued expenses	66,811	79,172
Deferred revenue	58,195	73,388
Current debt	15	19
Operating lease liabilities, current	2,964	3,003
Other current liabilities	2,774	9,327
Total current liabilities	170,721	201,570
Deferred tax liability	13,680	13,802
Operating lease liabilities, non-current	11,444	4,489
Total liabilities	195,845	219,861
Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 240,982,027 shares issued and 236,876,079 shares outstanding at March 31, 2025; unlimited shares authorized, 215,261,974 shares issued and 211,156,026 shares outstanding at December 31, 2024	2,410	2,153
B Shares, $0.0001 par value, 22,500,000 shares authorized, 14,500,000 shares issued and outstanding at March 31, 2025; 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at December 31, 2024	1	2
Additional paid-in capital	1,856,644	1,700,065
Treasury stock, at cost, 4,105,948 shares at March 31, 2025 and December 31, 2024	(17,653)	(17,653)
Accumulated deficit	(1,095,725)	(1,087,527)
Accumulated other comprehensive loss	(34,834)	(24,635)
Total shareholders’ equity	710,843	572,405
Total liabilities and shareholders’ equity	$906,688	$792,266

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Three Months Ended March 31,
	2025	2024
Cash Flows from operating activities:
Net loss	$(8,198)	$(25,541)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	16,396	21,138
Loss on disposal of assets	12	7
Stock-based compensation	12,835	6,745
Non-cash lease expense	839	1,096
Amortization of contract costs	362	292
Deferred income taxes	(174)	5
Allowance for expected credit losses	95	243
Gain from equity method investment	(94)	(265)
(Gain) loss on foreign currency remeasurement	(12,382)	715
Changes in operating assets and liabilities
Accounts receivable	3,802	(30,698)
Contract assets	(1,015)	12,577
Prepaid expenses	(9,998)	3,357
Other current assets	(642)	(5,568)
Other assets	(1,038)	2,234
Accounts payable	3,302	(5,533)
Accrued expenses	(12,361)	7,532
Deferred revenue	(15,193)	1,140
Other current liabilities	(6,549)	(3,005)
Operating lease liabilities	(797)	(1,065)
Net cash used in operating activities	(30,798)	(14,594)
Cash flows from investing activities:
Purchases of property and equipment	(4,124)	(1,453)
Capitalization of internally developed software costs	(13,349)	(10,927)
Distributions from equity method investments	2,498	1,410
Net cash used in investing activities	(14,975)	(10,970)
Cash flows from financing activities:
Proceeds from issuance of common shares, net of equity issuance costs	144,000	—
Repayment of loans and mortgage	(5)	(5)
Repayment of promissory notes	—	(7,575)
Net cash provided by (used in) financing activities	143,995	(7,580)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,201	134
Net increase (decrease) in cash, cash equivalents and restricted cash	100,423	(33,010)
Cash, cash equivalents and restricted cash at beginning of period	135,239	125,793
Cash, cash equivalents and restricted cash at end of period	$235,662	$92,783
Supplemental disclosure of cash activities:
Cash paid during the period for interest	$644	$—
Cash paid during the period for income taxes	$919	$322

Genius Sports Limited

Reconciliation of U.S. GAAP Net loss to Adjusted EBITDA

(Unaudited)

(Amounts in thousands)

	Three Months Ended March 31,
	2025	2024
	(dollars, in thousands)
Net loss	$(8,198)	$(25,541)
Adjusted for:
Net, interest income	(437)	(666)
Income tax expense	542	1,100
Amortization of acquired intangibles (1)	2,182	10,204
Other depreciation and amortization (2)	14,576	11,226
Stock-based compensation (3)	17,312	7,669
Transaction expenses	732	464
Litigation and related costs (4)	3,368	1,199
(Gain) loss on foreign currency	(12,249)	1,087
Other (5)	1,947	136
Adjusted EBITDA	$19,775	$6,878

(1)
Includes amortization of intangible assets generated through business acquisitions (inclusive of amortization for marketing products, acquired technology, and historical data rights related to the acquisition of a majority interest in Genius in 2018).
(2)
Includes depreciation of Genius’ property and equipment, amortization of contract costs, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.
(3)
Includes restricted shares, stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes).
(4)
Includes litigation and related costs incurred by the Company relating to discrete and non-routine legal proceedings that are not part of the normal operations of the Company’s business. For the three months ended March 31, 2025 and 2024, legal proceedings included Sportscastr litigation, dMY litigation and Spirable litigation (as described in Item 3.D “Risks Related to Legal Matters and Regulations” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2025 (the “2024 20-F”)). All other legal proceedings are expensed as part of our on-going operations and included in general and administrative expenses.
(5)
Includes severance costs and non-recurring compensation payments, expenses incurred related to earn-out payments on historical acquisitions, gain/loss on disposal of assets, and professional fees for finance transformation project.

Webcast and Conference Call Details

Genius Sports management will host a conference call and webcast today at 8:00AM ET to discuss the Group’s first quarter results.

The live conference call and webcast may be accessed on the Genius Sports investor relations website at investors.geniussports.com along with Genius’ earnings press release and related materials. A replay of the webcast will be available on the website within 24 hours after the call.

About Genius Sports

Genius Sports is the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media. Our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences for the entire sports industry.

We are the trusted partner to over 400 sports organizations, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and Liga MX.

Genius Sports is uniquely positioned through cutting-edge technology, scale and global reach to support our partners. Our innovative use of big data, computer vision, machine learning, and augmented reality, connects the entire sports ecosystem from the rights holder all the way through to the fan.

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures not presented in accordance with U.S. GAAP. A reconciliation of the most comparable GAAP measure to its non-GAAP measure is included above.

Adjusted EBITDA

We present Group adjusted EBITDA and Group adjusted EBITDA margin, non-GAAP performance measures, to supplement our results presented in accordance with U.S. GAAP. Group Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to Genius’ revenue-generating operations, including but not limited to stock-based compensation expense (including related employer payroll taxes), litigation and related costs, transaction expenses and gain or loss on foreign currency.

Group Adjusted EBITDA is used by management to evaluate Genius’ core operating performance on a comparable basis and to make strategic decisions. Genius believes Group Adjusted EBITDA is useful to investors for the same reasons as well as in evaluating Genius’ operating performance against competitors, which commonly disclose similar performance measures. However, Genius’ calculation of Group Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Group Adjusted EBITDA and Group Adjusted EBITDA margin are not intended to be a substitute for any US GAAP financial measure.

We do not provide a reconciliation of Group adjusted EBITDA to consolidated net income/(loss) on a forward-looking basis because we are unable to forecast certain items required to develop meaningful comparable GAAP financial measures without unreasonable efforts. These items are difficult to predict and estimate and are primarily dependent on future events. The impact of these items could be significant to our projections.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; elevated interest rates and inflationary pressures, including fluctuating foreign currency and exchange rates; risks related to domestic and international political and macroeconomic uncertainty; our share repurchase program; and other factors included under the heading “Risk Factors” in the 2024 20-F.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this press release, or the documents to which we refer readers in this press release, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contact:

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Investors

Brandon Bukstel , Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com